Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following press release was issued on Thursday, April 17, 2003 announcing Andrew Corporation's second quarter fiscal year 2003 results.

Contact: Charles Nicholas 708-873-2740

ANDREW CORPORATION
REPORTS SECOND-QUARTER RESULTS

        ORLAND PARK, IL, April 17, 2003—Andrew Corporation (NASDAQ: ANDW), a global communications systems equipment supplier, today reported financial results for the second quarter ended March 31, 2003. Second quarter net sales were $201.3 million, up 6% from the 2002 second quarter and slightly above updated revenue guidance of $190.0 million to $200.0 million. The company's loss from continuing operations was $1.7 million, compared to income from continuing operations of $6.9 million in the year ago second quarter. Diluted loss per share from continuing operations was $.02. These per share results were better than updated guidance of a loss from continuing operations of $.03 to $.06 and compared to diluted income from continuing operations per share of $.08 last year. Orders were $201.7 million, up 5% from the year ago second quarter.

        Including losses from discontinued operations, diluted net loss per share was $.03 for the second quarter, compared to diluted net income per share of $.04 in the year ago quarter.

        The 6% sales growth in the second quarter was driven primarily by the company's wireless infrastructure market category. Sales in the fixed telecommunications networks market category declined slightly and sales in the broadcast and government market category were flat. Geographically, sales increased in Europe and Latin America, the United States was flat and sales in the Asia Pacific region declined.

        Ralph Faison, Andrew's President and CEO, stated, "In this difficult market we remain focused on the aspects of our business that are within our control such as increasing our addressed market and reducing costs and expenses. During the quarter we gained market share in new product areas and maintained market share in traditional products. Our strong and effective restructuring plan implementation has enabled us to achieve near breakeven results in an extraordinarily difficult environment. These efforts, together with a 71% year over year increase in R & D investment, will continue to position Andrew for stronger, more profitable growth in the future.

        "Our pending acquisition of Allen Telecom is progressing. The cross-functional operating teams at Allen and Andrew are working diligently to build an integration plan that will help the combined company to better meet customer needs, reduce costs and realize the full benefits of the transaction for the benefit of stockholders. Our separate customer bases have expressed great support for the announced transaction and the integrated products we will provide. Our main business objective is to position Andrew as the supplier of choice for a complete RF path solution, with the product breadth and innovation that our customers need to meet their communication capacity and coverage needs. We are confident that our consolidation strategy and efforts to expand our addressed markets will continue to drive Andrew Corporation's long-term growth and leadership within our industry," Mr. Faison concluded.

        Andrew's cash balance on March 31, 2003 was $79.1 million, up $7.7 million from December 31, 2002. This cash increase, which follows $14.3 million of debt payments during the quarter, reflects the company's successful effort to maintain a strong balance sheet during challenging times. Cash, net of debt, on March 31, 2003 was $30.4 million compared to $(2.0) million at the beginning of the company's fiscal year on September 30, 2002.

        All comparisons reflect the restatement of prior periods for the effect of discontinuing certain businesses as announced in September 2002. Results since June 2002 include the operations of power amplifier maker Celiant Corporation acquired June 4, 2002.

        Attached to this news release are preliminary financials for the second fiscal quarter ended March 31, 2003.

Teleconference and Webcast

        Andrew will discuss its second quarter 2003 results in a teleconference on Thursday, April 17, 2003 at 8:00 a.m. C.D.T. The conference call will be webcast live on the Internet at www.andrew.com. A toll-free replay of the call will be available until midnight, C.D.T., April 22, 2003 on the following numbers for Domestic 800-475-6701 and International 320-365-3844. The access code for the replay is 680551.

About Andrew Corporation

        Andrew Corporation is a global leader in the design, manufacture and supply of communications equipment and systems. Andrew provides proven solutions for wireless, fixed-line and satellite broadband service providers and broadcasters throughout the world. Andrew is an S&P 500 company listed on the Nasdaq National Market System® under the symbol: ANDW.

Forward Looking Statements

        Some of the statements in this news release are forward-looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to consummate and integrate its acquisition of Allen Telecom and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the company's ability to achieve the costs savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end use demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.

        For further information on Andrew products and services, including the text of this release, visit our Web site at http://www.andrew.com

UNAUDITED—PRELIMINARY
ANDREW CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Three Months Ended March 31		Six Months Ended March 31
	2003	2002	2003	2002
Sales	$201,318	$189,326	$455,844	$389,222
Cost of products sold	149,601	134,473	332,914	270,994

Gross Profit	51,717	54,853	122,930	118,228
Operating Expenses
Research and development	19,665	11,530	39,564	23,134
Sales and administrative	31,314	33,019	68,128	70,089
Intangible amortization	3,683	150	7,365	300
Restructuring	126	—	205	—

	54,788	44,699	115,262	93,523

Operating Income (Loss)	(3,071)	10,154	7,668	24,705
Other
Interest expense	906	1,195	1,966	2,659
Interest income	(179)	(903)	(502)	(1,756)
Other income	(1,410)	(39)	(890)	(877)
Gain on the sale of equity investments	—	—	—	(8,651)

	(683)	253	574	(8,625)

Income (Loss) from Continuing Operations Before Income Taxes	(2,388)	9,901	7,094	33,330
Income tax (benefit) expense	(717)	2,971	2,128	8,726

Income (Loss) from Continuing Operations	(1,671)	6,930	4,966	24,604
Loss from Discontinued Operations, Net of Tax Benefit	1,760	3,624	2,330	5,971

Net Income (Loss)	$(3,431)	$3,306	$2,636	$18,633

Basic and Diluted Income (Loss) per Share from Continuing Operations	$(0.02)	$0.08	$0.05	$0.30

Basic and Diluted Income (Loss) per Share	$(0.03)	$0.04	$0.03	$0.23

Average Shares Outstanding
Basic	98,330	81,777	98,307	81,696
Diluted	98,330	81,889	98,309	81,864
Orders Entered	201,662	192,392	435,824	380,228
Total Backlog	162,315	155,720	162,315	155,720

UNAUDITED—PRELIMINARY
ANDREW CORPORATION
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	March 31 2003	September 30 2002
ASSETS
Current Assets
Cash and cash equivalents	$79,074	$84,871
Accounts receivable, less allowances (Mar. 2003—$8,339; Sept. 2002—$6,516)	174,797	215,406
Inventories
Finished products	75,711	61,963
Materials and work in process	74,374	72,030

	150,085	133,993
Other current assets	21,504	28,121
Current assets—discontinued operations	651	14,792

Total Current Assets	426,111	477,183
Other Assets
Costs in excess of net assets of businesses acquired	397,277	396,295
Intangible assets, less amortization	39,855	47,344
Other assets	3,092	1,809
Non-current assets—discontinued operations	—	2,000
Property, Plant, and Equipment
Land and land improvements	17,962	17,890
Buildings	99,666	98,714
Equipment	455,127	448,036
Allowance for depreciation	(384,099)	(365,605)

	188,656	199,035

TOTAL ASSETS	$1,054,991	$1,123,666

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable	$32,500	$66,184
Accounts payable	61,534	69,835
Accrued expenses and other liabilities	35,102	44,548
Compensation and related expenses	22,605	28,434
Restructuring	6,741	15,329
Current portion of long-term debt	6,935	7,250
Current liabilities—discontinued operations	—	4,990

Total Current Liabilities	165,417	236,570
Deferred Liabilities	19,283	28,461
Long-Term Debt, less current portion	9,277	13,391
STOCKHOLDERS' EQUITY
Common stock (par value, $.01 a share: 400,000,000 shares authorized: 102,718,210 shares issued, including treasury)	1,027	1,027
Additional paid-in capital	145,480	145,764
Accumulated other comprehensive loss	(33,959)	(46,089)
Retained earnings	799,010	796,374
Treasury stock, at cost (4,388,655 shares in Mar. 2003; 4,500,493 shares in Sept. 2002)	(50,544)	(51,832)

	861,014	845,244

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,054,991	$1,123,666

UNAUDITED—PRELIMINARY
ANDREW CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Three Months Ended March 31		Six Months Ended March 31
	2003	2002	2003	2002
Cash Flows from Operations
Net Income (Loss)	$(3,431)	$3,306	$2,636	$18,633
Adjustments to Net Income (Loss)
Depreciation and amortization	16,673	12,079	33,066	23,596
Restructuring costs	(3,782)	—	(5,935)	—
Discontinued operations costs, net of taxes	(520)	—	(1,483)	—
Operating cash flow from discontinued operations	1,316	7,453	5,346	15,517
Gain on the sale of equity investments	—	0	—	(8,651)
Other	56	(6)	(41)	(359)
Change in Operating Assets/Liabilities
Decrease in accounts receivable	45,429	17,605	50,498	63,830
(Increase)/Decrease in inventories	(8,232)	11,494	(14,607)	7,847
(Increase)/Decrease in other assets	(1,310)	(3,671)	5,411	(5,563)
(Decrease) in accounts payable and other liabilities	(23,874)	(2,107)	(39,911)	(22,079)

Net Cash from Operations	22,325	46,153	34,980	92,771
Investing Activities
Capital expenditures	(5,187)	(13,363)	(14,619)	(25,390)
Proceeds from the sale of businesses and investments	3,778	0	7,286	50,301
Acquisition of businesses, net of cash acquired	0	0	(114)	(121)
Investments in and advances to affiliates	—	(6)	—	58
Proceeds from sale of property, plant and equipment	198	9	586	232

Net Cash (Used for)/from Investing Activities	(1,211)	(13,360)	(6,861)	25,080
Financing Activities
Long-term debt payments, net	(122)	(19,900)	(4,472)	(20,308)
Notes payable payments, net	(14,164)	(1,904)	(33,690)	(38,815)
Stock purchase and option plans	55	1,535	111	2,083

Net Cash Used for Financing Activities	(14,231)	(20,269)	(38,051)	(57,040)
Effect of exchange rate changes on cash	767	(160)	4,135	(1,400)

Increase/(Decrease) for the Period	7,650	12,364	(5,797)	59,411
Cash and equivalents at beginning of period	71,424	159,424	84,871	112,377

Cash and Equivalents at End of Period	$79,074	$171,788	$79,074	$171,788

Additional Information and where to find it

        On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.